

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 13, 2010

John B. Quam
President and Director
B2 Health, Inc.
7750 N. Union Blvd., # 201
Colorado Springs, CO 80920

> **Re:** **B2 Health, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed January 28, 2009**
> **File No. 000-52883**

Dear Mr. Quam:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief